Exhibit 12.1


                         UNITED STATES STEEL CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                                   (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)


                              Three Months
                                 Ended          Year Ended December 31
                                March 31    --------------------------------
                              2003   2002   2002   2001   2000   1999   1998
                              ----   ----   ----   ----   ----   ----   ----
Portion of rentals
  representing interest      $   7  $  11  $  34  $  45  $  48  $  46  $  52
Capitalized interest             2      -      6      1      3      6      6
Other interest and fixed
  charges                       35     35    136    153    115     75     47
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements                   4      -      -     12     12     14     15
                              ----   ----   ----   ----   ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)              $  48  $  46  $ 176  $ 211  $ 178  $ 141  $ 120
                              ====   ====   ====   ====   ====   ====   ====

Earnings-pretax income
  with applicable
  adjustments (B)            $ (35) $ (50) $ 183  $(387) $ 187  $ 295  $ 618
                              ====   ====   ====   ====   ====   ====   ====

Ratio of (B) to (A)            (a)    (b)   1.04    (c)   1.05   2.10   5.15
                              ====   ====   ====   ====   ====   ====   ====


(a) Earnings did not cover fixed charges and preferred stock dividends by $83 million.
(b) Earnings did not cover fixed charges and preferred stock dividends by $96 million.
(c) Earnings did not cover fixed charges and preferred stock dividends by $598 million.